UE 2-20-03

03002587

United States
Securities and Exchange Commission
Washington, D.C. 20549

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Annual Audited Report
Form X-17A-5
Part III

SEC FILE Number
8-

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 10 2003
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

N.I.S. Financial Services, Inc.

OFFICIAL USE ONLY
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box)

500 E. 9th Street
(No. and Street)

Kansas City	Missouri	64106-2627
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol B. Downey (816) 842-8685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1055 Broadway	Kansas City	Missouri	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[XX] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Carol B. Downey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.I.S. Financial Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Carol B Downey
Signature

President
Title

MARGARET A. GLOVER
Notary Public - Notary Seal
STATE OF MISSOURI
Carroll County
My Commission Expires: May 10, 2004

Margaret A. Glover
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital.
_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
_ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
_ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
_ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
_ (m) A copy of the SIPC Supplemental Report.
_ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5 (e)(3).

N.I.S. Financial Services, Inc.

Financial Statements
and Supplementary Information
For the Years Ended December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1055 Broadway, 10th Floor
Kansas City MO 64105-1595
Telephone (816) 472 7921
Facsimile (816) 218 1890

Report of Independent Accountants

To the Board of Directors
and Stockholder of
N.I.S. Financial Services, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of N.I.S. Financial Services, Inc. (the "Company") at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 28, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1055 Broadway, 10th Floor
Kansas City MO 64105-1595
Telephone (816) 472 7921
Facsimile (816) 218 1890

January 31, 2003

Board of Directors
N.I.S. Financial Services, Inc.
500 East 9th Street
Kansas City, MO 64106

Dear Board of Directors:

We have been engaged to audit the financial statements of N.I.S. Financial Services, Inc. (the "Company") for the year ending December 31, 2002.

Independence Standards Board (ISB) Standard No. 1, *Communications with Audit Committees,* requires that we communicate at least annually with you regarding all relationships between our Firm and the Company that, in our professional judgment, may reasonably be thought to bear on our independence. We have prepared the following comments to facilitate our discussion with you regarding independence matters arising since January 19, 2002, the date of our last letter.

We are not aware of any relationships between our Firm and the Company that, in our professional judgment, may reasonably be thought to bear on our independence which have occurred since January 19, 2002, the date of our last letter, through the date of this letter.

We hereby confirm that as of the date of this letter, we are independent accountants with respect to the Company, within the meaning of the Securities Acts administered by the Securities and Exchange Commission and the requirements of the Independence Standards Board.

This report is intended solely for the use of the Board of Directors, management, and others within the Company and should not be used for any other purposes.

We look forward to discussing with you the matters addressed in this letter as well as other matters that may be of interest to you. We will be prepared to answer any questions you may have regarding our independence as well as other matters.

Very truly yours,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

N.I.S. Financial Services, Inc.
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
Assets		
Cash and cash equivalents	$ 758,645	$ 280,190
Receivables:		
Concessions	1,206,380	1,430,531
Interest	-	32,034
Other	764	1,983
Investments, at market	1,497,623	1,465,928
Total assets	$ 3,463,412	$ 3,210,666
Liabilities and stockholder's equity		
Accrued commissions	$ 209,982	$ 249,346
Payable to parent for federal income tax	42,435	87,794
State income tax payable	106,620	42,137
Accounts payable - intercompany	-	19,424
Other liabilities	6,691	5,676
Total liabilities	365,728	404,377
Stockholder's equity:		
Common stock $1 par value; 30,000 shares authorized, 20,000 shares issued and outstanding	20,000	20,000
Additional contributed capital	80,042	80,042
Retained earnings	2,997,642	2,706,247
Total stockholder's equity	3,097,684	2,806,289
Total liabilities and stockholder's equity	$ 3,463,412	$ 3,210,666

The accompanying notes are an integral part of these financial statements.

N.I.S. Financial Services, Inc.
Statements of Income
For the Years Ended December 31, 2002 and 2001

	2002	2001
Income:		
Concessions	$ 10,317,183	$ 11,801,414
Interest	48,530	115,456
Unrealized gain/(loss) on investments	(14,859)	6,747
Other	23,526	26,367
	10,374,380	11,949,984
Expenses:		
Commissions	3,127,530	3,594,546
Salaries and related benefits	314,327	345,969
Licenses and registration fees	46,782	60,664
Management fees	576,000	576,000
Other operating expenses	56,328	56,892
	4,120,967	4,634,071
Income before taxes	6,253,413	7,315,913
Provision for income taxes	2,512,018	2,922,007
Net income	$ 3,741,395	$ 4,393,906

The accompanying notes are an integral part of these financial statements.

N.I.S. Financial Services, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 2000	$ 20,000	$ 80,042	$ 2,642,341	$ 2,742,383
Net income			4,393,906	4,393,906
Cash dividends			(4,330,000)	(4,330,000)
Balance at December 31, 2001	20,000	80,042	2,706,247	2,806,289
Net income			3,741,395	3,741,395
Cash dividends			(3,450,000)	(3,450,000)
Balance at December 31, 2002	$ 20,000	$ 80,042	$ 2,997,642	$ 3,097,684

The accompanying notes are an integral part of these financial statements.

N.I.S. Financial Services, Inc.
Statements of Cash Flows
For the Year Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 3,741,395	$ 4,393,906
Adjustments to reconcile net income to net cash provided by operating activities:		
Net unrealized (gain)/loss on investment	14,859	(6,747)
Accretion of bond discount	(7,443)	(2,774)
Change in assets and liabilities:		
Concessions receivable	224,151	245,242
Interest receivable	32,034	(13,213)
Other receivable	1,219	(1,983)
Accrued commissions	(39,364)	(54,511)
Payable to parent for federal income tax	(45,359)	3,449
State income tax payable	64,483	(81,462)
Accounts payable - intercompany	(19,424)	19,424
Other liabilities	1,015	1,619
Net cash provided by operating activities	3,967,566	4,502,950
Cash used in investing activities:		
Payment for investment purchased	(2,439,389)	(502,187)
Proceeds from investment maturities	2,400,278	-
Net cash used in investing activities	(39,111)	(502,187)
Cash used in financing activities:		
Cash dividends paid	(3,450,000)	(4,330,000)
Net increase (decrease) in cash and cash equivalents	478,455	(329,237)
Cash and cash equivalents at beginning of year	280,190	609,427
Cash and cash equivalents at end of year	$ 758,645	$ 280,190

Supplemental disclosures of cash flow information:

	2002	2001
Cash paid during the year for:		
Income taxes	$ 2,492,894	$ 3,000,020

The accompanying notes are an integral part of these financial statements.

N.I.S. Financial Services, Inc.
Notes to Financial Statements
December 31, 2002 and 2001

1. Organization and basis of presentation

N.I.S. Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of CNS Corporation ("CNS"), is a registered broker-dealer in securities. The Company acts as an agent in regard to the sale of mutual funds to policyholders of Ozark National Life Insurance Company ("Ozark"), also a wholly-owned subsidiary of CNS.

2. Significant accounting policies

Significant accounting policies followed in the preparation of the financial statements are as follows:

Concession income and commission expense
Concession income and the related commission expense are recognized on trade date. All concession income is received from Pioneer Funds Distributor, Inc., which acts as principal underwriter of the Pioneer Funds.

Fair value of financial instruments
The carrying amounts reported in the statements of financial condition for cash and cash equivalents, receivables and all liabilities approximate those assets' and liabilities' fair value because of their short-term nature.

The investment securities consist of government obligations and are valued at their quoted market price with the resulting unrealized gain or loss included in operations.

Cash and cash equivalents
For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission and is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income taxes

The Company joins with CNS in filing a consolidated federal income tax return. In accordance with an intercompany tax allocation arrangement, the Company recognizes federal income tax expense and remits to CNS an amount computed at the maximum statutory rate. The Company also recognizes state income tax expense and remits the computed amount directly to the state or to CNS if the state allows the filing of a consolidated return. During 2002 and 2001, the Company made federal income tax payments to CNS of $2,067,957 and $2,358,868, respectively, and state income tax payments of $424,937 and $641,152, respectively.

4. Related parties

Management fees paid to CNS include amounts for printing, data processing costs, legal and accounting fees, office rent and other administrative costs.

5. Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that aggregate indebtedness shall not exceed 15 times net capital. At December 31, 2002, the Company's net capital of $2,067,496 was in excess of the minimum net capital requirement of $24,382 by $2,043,114. The ratio of aggregate indebtedness to net capital at December 31, 2002 is 0.18 to 1.

6. Cash dividends

The Company declared and paid cash dividends to CNS in the amount of $3,450,000 and $4,330,000 in 2002 and 2001, respectively.

7. Pension plan

The Company participates in the Ozark National Life Insurance Company and Affiliates Retirement Plan ("Plan"). The Plan is a nonqualified defined contribution plan and is subject to the provisions of the Employee Retirement Security Act of 1974. The affiliated companies annually contribute funds to Ozark relating to their portion of the increase in the Plan's benefit liability. As of December 31, 2002 and 2001, the Company's portion of the increase in the Plan's benefit liability was $19,500 and $19,424, respectively. Separate data as to accumulated benefits for the Company's portion of the Plan is not available.

8. Concentrations of credit risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and concession receivables.

The Company maintains its cash account with one bank. The total cash balance is insured by the F.D.I.C. up to $100,000. The Company's cash balance of $55,031 is fully insured by the F.D.I.C.

The Company's concession receivables result from transactions with one broker-dealer. The Company does not require collateral to support the receivables but closely monitors its business with the entity to ensure amounts are settled timely. The Company has concentration of credit risk with respect to these receivables.

N.I.S. Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

Schedule I

		December 31, 2002
Computation of net capital		
Total stockholder's equity	$	3,097,684
Less nonallowable assets and securities haircut		1,030,188
Net capital	$	2,067,496
Computation of aggregate indebtedness		
Total liabilities	$	365,728
Computation of basic net capital requirements		
Minimum net capital required:		
6 2/3% of aggregate indebtedness	$	24,382
Net capital in excess of requirement		2,043,114
Net capital	$	2,067,496
Ratio of aggregate indebtedness to net capital		0.18 to 1

Note: There are no material differences between the above computation of net capital under Rule 15c3-1 and that included in the unaudited FOCUS Report Part IIA – computation of net capital as of December 31, 2002.

N.I.S. Financial Services, Inc. **Schedule II**

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

The Company has complied with the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1).

N.I.S. Financial Services, Inc.

Report on Internal Accounting Control
Required by SEC Rule 17a-5
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1055 Broadway, 10th Floor
Kansas City MO 64105-1595
Telephone (816) 472 7921
Facsimile (816) 218 1890

To the Board of Directors and Stockholder of
N.I.S. Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of N.I.S. Financial Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 31, 2003